FORM 6-K/A

Amendment No. 1

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

AMENDMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL 2005 FIRST HALF ENDED SEPTEMBER 30, 2004

On November 10, 2004, the registrant filed information on Form 6-K with the Securities and Exchange Commission regarding its consolidated financial results for the fiscal 2005 first half, ended September 30, 2004. The registrant hereby amends parts of its parent alone balance sheet for the fiscal 2005 first half ended September 30, 2004, as follows to correct the amounts of “total assets,” “total current assets,” “total liabilities and shareholders’ equity,” “total current liabilities,” and “total liabilities.” The financial information included therein was prepared on the basis of accounting principles generally accepted in the United States.

This amendment is not intended to revise, update, amend or restate any other part of the previous information or reflect any events that have occurred after the Form 6-K was filed on November 10, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: November 12, 2004

Correction of Parts of Consolidated Financial Results Release for the fiscal 2005 first half, ended September 30, 2004

We hereby corrected parts of Consolidated Financial Results Release for the fiscal 2005 first half, ended September 30, 2004 which was released on November 10, 2004. The amounts corrected are underlined.

After Correction

	Yen (millions)
	September 30, 2004	March 31, 2004
Assets
Current assets:
Cash and deposits	¥613,188	¥763,116
Trade receivables (notes and accounts)	505,273	576,008
Inventories	202,632	192,268
Other current assets	498,882	522,881

Total current assets	1,819,977	2,054,274

Fixed assets:
Tangible fixed assets	394,559	400,744
Intangibles	28,589	29,788
Investments and advances	2,852,716	2,733,127

Total fixed assets	3,275,865	3,163,660

Total assets	¥5,095,843	¥5,217,934

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables (notes and accounts)	¥445,705	¥474,138
Accrued income taxes	5,167	670
Other current liabilities	1,331,851	1,410,907

Total current liabilities	1,782,724	1,885,715

Long-term debt and employee retirement and severance benefits	471,738	492,863

Total liabilities	2,254,462	2,378,579

Shareholders’ equity:
Capital	258,740	258,740
Capital surplus	571,787	571,623
Retained earnings	2,116,083	2,083,833
Unrealized holding gains of available-for-sale securities	79,582	88,976
Treasury stock	(184,813)	(163,817)

Total shareholders’ equity	2,841,380	2,839,355

Total liabilities and shareholders’ equity	¥5,095,843	¥5,217,934

Before Correction

	Yen (millions)
	September 30, 2004	March 31, 2004
Assets
Current assets:
Cash and deposits	¥613,188	¥763,116
Trade receivables (notes and accounts)	505,273	576,008
Inventories	202,632	192,268
Other current assets	498,882	522,881

Total current assets	1,819,980	2,054,274

Fixed assets:
Tangible fixed assets	394,559	400,744
Intangibles	28,589	29,788
Investments and advances	2,852,716	2,733,127

Total fixed assets	3,275,865	3,163,660

Total assets	¥5,095,846	¥5,217,934

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables (notes and accounts)	¥445,705	¥474,138
Accrued income taxes	5,167	670
Other current liabilities	1,331,851	1,410,907

Total current liabilities	1,782,727	1,885,715

Long-term debt and employee retirement and severance benefits	471,738	492,863

Total liabilities	2,254,465	2,378,579

Shareholders’ equity:
Capital	258,740	258,740
Capital surplus	571,787	571,623
Retained earnings	2,116,083	2,083,833
Unrealized holding gains of available-for-sale securities	79,582	88,976
Treasury stock	(184,813)	(163,817)

Total shareholders’ equity	2,841,380	2,839,355

Total liabilities and shareholders’ equity	¥5,095,846	¥5,217,934